UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Trina Solar Limited

File No. 001-33195 - CF#29576

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Trina Solar Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 2, 2013.

Based on representations by Trina Solar Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.13	through December 31, 2020
Exhibit 4.14	through December 31, 2020
Exhibit 4.15	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Legal Branch Chief